Exhibit 1A-6E

MANAGEMENT SERVICES AGREEMENT

This is an Agreement, entered into as of November 1, 2018, by and between Money With Meaning Fund, LLC, a Delaware limited liability company (the “Company”), and Cloud Capital Management, LLC, a Florida limited liability company (the “Manager”).

Background

I. The Company was formed to buy, invest in, dispose of, resolve, and otherwise deal with non-performing residential mortgages.

II. The Manager is designated as the “Manager” of the Company in the Company’s Limited Liability Company Agreement.

NOW, THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereto agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Agreement shall have the following meanings:

1.1. “Affiliate” means, with respect to a Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, that Person. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether by contract, through the ownership of voting securities, or otherwise.

1.2. “Active Asset” means a loan or other real estate asset carried on the books and records of the Company.

1.3. “Agreement” means this Management Services Agreement, as amended from time to time.

1.4. “Business Day” means a day on which the banks are opened for business in New York City.

1.5. “Certificate of Formation” means the Certificate of Formation of the Company, as amended.

1.6. “Code” means the Internal Revenue Code of 1986, as amended.

1.7. “Effective Date” means the date of this Agreement.

1.8. “Governing Instruments” means the Certificate of Formation, the LLC Agreement, and any “Authorizing Resolution” adopted under the LLC Agreement.

1.9. “LLC Agreement” means the Limited Liability Company Agreement of the Company dated November 1, 2018, as amended.

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1.10. “Management Fee” means the fee described in section 5.

1.11. “Member” means a Person who is an “Investor Member” of the Company within the meaning of the LLC Agreement.

1.12. “Person” means any individual or legal entity, including a corporation, partnership, joint venture, limited liability company, estate, or trust.

1.13. “Property” means a mortgage or other real estate asset acquired by the Company.

2. Duties of the Manager.

2.1. In General. Pursuant to section 5.1.2 of the LLC Agreement, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the business conducted by the Company. The provisions of this section 2 set forth certain specific duties of the Manager, but shall not be deemed to restrict the authority of the Manager pursuant to the LLC Agreement.

2.2. Investment Management. The Manager shall:

2.2.1. Develop, design, oversee, implement, and periodically review the Company’s investment strategy and guidelines;

2.2.2. Serve as the Company’s investment and financial manager;

2.2.3. Review joint ventures and other relationships with third parties;

2.2.4. Seek out and review market research and economic and statistical data in connection with the Company’s investments and investment objectives and policies;

2.2.5. Oversee and conduct due diligence processes related to prospective investments;

2.2.6. Prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for the Manager’s investment committee to evaluate the proposed investments;

2.2.7. Evaluate potential asset dispositions, sales, or liquidity transactions;

2.2.8. Structure and negotiate the terms and conditions of transactions pursuant to which the assets of the Company may be sold;

2.2.9. Identify and evaluate potential financing and refinancing sources;

2.2.10. Negotiate the terms of, arrange, and execute financing agreements;

2.2.11. Manage relationships between the Company and its lenders;

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2.2.12. Monitor and oversee the service of the Company’s financing facilities; and

2.2.13. Negotiate and execute approved investments and other transactions.

2.3. Capital Formation. The Manager shall manage and supervise one or more offerings of interests in the Company, including for each offering (i) selecting the appropriate type of offering; (ii) designing the instrument to be acquired by investors in the offering; (iii) preparing, with the assistance of counsel, the appropriate offering documents and other materials, including but not limited to disclosure materials and subscription agreements; (iv) preparing marketing materials related to the offering; (v) selecting one or more distribution channels for the offering; (vi) reviewing subscriptions from prospective investors; (vii) complying with the laws that apply to the offering, including securities laws; (viii) selecting escrow agents, transfer agents, and other third parties; and (ix) performing all other services required to conduct and complete the offering.

2.4. Asset Management. The Manager shall:

2.4.1. Engage the services of such consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, transfer agents, agents for collection, insurers, insurance agents, developers, construction companies and other third parties the Manager believes necessary or appropriate for the conduct of the business of the Company;

2.4.2. Monitor the value of the investments of the Company;

2.4.3. Monitor and evaluate the performance of the investments of the Company;

2.4.4. Formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

2.4.5. Coordinate and manage relationships between the Company and any joint venture partners.

2.5. Accounting and Administrative. The Manager shall:

2.5.1. Maintain the books and records of the Company;

2.5.2. Manage, perform, and/or supervise the various administrative functions necessary for the day-to-day operations of the Company;

2.5.3. Provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company’s business and operations;

2.5.4. Collect, maintain, and distribute information as required by law;

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2.5.5. Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

2.5.6. Maintain appropriate technology systems for the operations of the Company;

2.5.7. Make, change, and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

2.5.8. Comply with the requirements of all governmental agencies, including the Securities and Exchange Commission; and

2.5.9. Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

2.6. Member Services. The Manager shall (i) manage and coordinate distributions and payments to Members; (ii) manage and coordinate communications with Members; (iii) distribute reports, updates, and other information to Members; (iv) handle redemption requests from Members; and (v) provide services in the nature of investor relations.

2.7. Miscellaneous Services. In addition to the services enumerated above, the Manager shall perform such services on behalf of the Company as it deems necessary or advisable in its capacity as the sole manager of the Company.

2.8. Restrictions on Manager. The Manager shall refrain from any action which would (i) violate any material law, rule or regulation of any governmental body or agency having jurisdiction over the Company or any such subsidiary; or (ii) not be permitted by the Governing Instruments.

2.9. Engagement of Third Parties.

2.9.1.   In General. The Manager may retain, for and on behalf of the Company, the services of third parties (including Affiliates of the Manager), including, without limitation, accountants, legal counsel, appraisers, insurers, brokers, dealers, transfer agents, registrars, developers, investment banks, financial advisors, banks and other lenders and others as the Manager deems reasonably necessary or advisable in connection with the management and operations of the Company. The costs and expenses related to the retention of third parties shall be the sole cost and expense of the Company except to the extent the third party is retained to perform obligations of the Manager or the costs and expenses are not reimbursable pursuant to section 6.1. Notwithstanding the preceding sentence and anything to the contrary in section 6, the Manager, and not the Company, shall be responsible for the compensation of Neighborhood Stabilization Capital Management, LLC pursuant to written agreement captioned “Asset Management Agreement” and dated October 23, 2018.

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2.9.2. Affiliates. The Manager shall have the right to cause any of its services under this Agreement to be rendered by the Manager’s employees or Affiliates of the Manager. The Company shall pay or reimburse the Manager or its Affiliates (subject to the foregoing approval) for the reasonable and actually incurred cost and expense of performing such services by the Affiliate, including, without limitation, back office support services specifically requested by the Company if the costs and expenses of such Affiliate would have been reimbursable under this Agreement if such Affiliate were an unaffiliated third party, or if such service had been performed by the Manager itself.

3. Other Activities of the Manager. Nothing in this Agreement shall prevent the Manager or its Affiliates, officers, directors or employees, from providing services similar to those it provides for the Company to other businesses. The Company acknowledges that the Manager will not be performing services on behalf of the Company on a full-time basis but will instead devote such time to the business of the Company as the Manager determines in its sole discretion. Further, the Company acknowledges that the advice given to the Company by the Manager could be different than the advice given by the Manager to other persons, depending on the circumstances. The Company shall be entitled to equitable – but not preferential – treatment in receiving information, recommendations, and any other services.

4. Bank Accounts. The Manager shall establish and maintain one or more bank accounts in the name of the Company or any subsidiary of the Company, and shall collect and deposit into any such account or accounts, and disburse funds from any such account or accounts in a manner consistent with this Agreement, including, without limitation, the payment of fees to the Manager. The Manager shall not comingle with funds of the Company with those of any other Person, including the Manager or any of its Affiliates.

5. Management Fee. Each month, the Manager shall be entitled to a management fee equal to the sum of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Members on the last day of such month, plus (ii) sixty dollars ($60) for each Active Asset of the Company. Such fee shall be paid by the fifteenth (15th) day of the following month.

6. Expenses of the Manager and the Company.

6.1. Expenses of the Manager. The Manager shall be responsible for the following expenses:

6.1.1. Employment expenses of the personnel employed by the Manager, including, without limitation, salaries (base and bonuses), wages, payroll taxes, and the cost of benefit plans; and

6.1.2. Rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Manager required for the Company’s day-to-day operations, including, bookkeeping, clerical and back-office services provided by the Manager, provided, however, that the Company shall pay for supplies applicable to operations (paper, software, presentation materials, etc.).

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6.2. Expenses of the Company. The Company shall pay all of the costs and expenses of the Company and the Manager incurred solely on behalf of the Company or any subsidiary or in connection with this Agreement, other than those expenses that are specifically the responsibility of the Manager pursuant to section 6.1. Without limiting the generality of the foregoing, the following costs and expenses of the Company or any subsidiary of the Company shall be paid by the Company:

6.2.1. Costs and expenses associated with the formation of the Company, the Manager, and their Affiliates;

6.2.2. Costs and expenses associated with the capital raising activities of the Company and its subsidiaries, including, without limitation, the costs and expenses of the preparation of the Company’s registration statements and marketing costs;

6.2.3. Costs and expenses of the Company in connection with the acquisition, disposition, financing, hedging, administration and ownership of the Company’s or any subsidiary’s investment assets, including legal fees, accounting fees, consulting fees, trustee fees, appraisal fees, insurance premiums, commitment fees, brokerage fees, guaranty fees, ad valorem taxes, costs of foreclosure, property management, maintenance, repair and improvement of property and premiums for insurance on property owned by the Company or any subsidiary of the Company;

6.2.4. Costs and expenses associated with the establishment and maintenance of any credit facilities, warehouse loans and other indebtedness of the Company and its subsidiaries, including commitment fees, legal fees, closing and other costs;

6.2.5. Taxes and license fees applicable to the Company or any subsidiary of the Company, including interest and penalties;

6.2.6. Fees paid to and expenses of third-party advisors and independent contractors, consultants, managers and other agents engaged by the Company or any subsidiary of the Company or by the Manager for the account of the Company or any subsidiary of the Company;

6.2.7. Insurance costs incurred by the Company or any subsidiary of the Company including, but not limited to, insurance paid for by the Company to insure the Manager for liabilities as a result of being the manager for the Company;

6.2.8. Custodian, transfer agent, and registrar fees and charges incurred by the Company;

6.2.9. Third-party legal, accounting and auditing fees and expenses and other similar services relating to the Company’s or any subsidiary’s operations including, without limitation, all quarterly and annual audit or tax fees and expenses;

6.2.10. Legal, expert, and other fees and expenses relating to any actions, proceedings, lawsuits, demands, causes of action and claims, whether actual or threatened, made by or against the Company, or which the Company is authorized or obligated to pay under applicable law or its Governing Instruments;

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6.2.11. Any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against the Company or any subsidiary of the Company, or which the Company is obligated to pay under applicable law or its Governing Instruments;

6.2.12. Travel and related expenses of the Manager incurred in connection with the business of the Company, including, without limitation, travel and expenses incurred in connection with the purchase, financing, refinancing, sale or other disposition of Property or other investments of the Company;

6.2.13. The expenses of organizing, modifying, or dissolving the Company or any subsidiary of the Company, costs preparatory to entering into a business or activity, and costs of winding up or disposing of a business or activity of the Company or its subsidiaries;

6.2.14. The expenses relating to distributions to Member;

6.2.15. The expenses of third parties relating to communications to Members;

6.2.16. The cost of complying with the reporting and other requirements of governmental bodies or agencies, including the cost of preparing and distributing reports to Members;

6.2.17. The expenses relating to any office or office facilities maintained by the Company or any subsidiary of the Company (exclusive of the office of the Manager and/or Affiliates of the Manager), including, without limitation, rent, telephone, utilities, office furniture, and equipment;

6.2.18. Costs and expenses related to the design and maintenance of the Company’s website or sites and associated with any computer software or hardware that is used solely for the Company; and

6.2.19. All other expenses of the Company or any subsidiary of the Company that are not the responsibility of the Manager under section 6.1.

6.3. Expense Reimbursement to the Manager. Costs and expenses incurred by the Manager on behalf of the Company or its subsidiaries shall be reimbursed in cash monthly to the Manager within five (5) Business Days of receipt by the Company from the Manager of a statement of such costs and expenses. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company.

7. Term and Termination.

7.1. In General. This Agreement shall remain in effect for as long as the Manager remains the manager of the Company pursuant to the LLC Agreement.

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7.2. Payments upon Termination. Following any termination of this Agreement, the Company shall pay to the Manager not later than five (5) Business Days after the effective date of such termination (i) all reimbursable costs and expenses permitted under the Agreement (to the extent not previously reimbursed to the Manager), if any, as of the date of the effectiveness of such termination of this Agreement; and (ii) all Management Fees accrued through the date of termination.

7.3. Action upon Termination. In connection with any termination of this Agreement, the Manager shall promptly:

7.3.1. Terminate its activities on behalf of the Company;

7.3.2. Pay over to the Company or any subsidiary of the Company all money collected and held for the account of the Company or any subsidiary of the Company by the Manager pursuant to this Agreement;

7.3.3. Deliver to the Company an accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished with respect to the Company or any subsidiary of the Company;

7.3.4. Deliver to the Company all property and documents of the Company or any subsidiary of the Company then in the custody of the Manager;

7.3.5. Assign to the Company any authorized agreements the Manager executed in its name on behalf of the Company (and obtain the counter-parties’ consent thereto); and

7.3.6. Assign to the Company all proprietary information with respect to the Company, including, without limitation, software, models, intellectual property, licenses, trade names and trademarks.

7.4. Termination of Manager’s Obligations. Upon any termination of this Agreement, the Manager shall have no further obligations or responsibilities on behalf of the Company.

7.5. Survival of Obligations. The termination of this Agreement shall not affect the rights or obligations of the parties as in effective immediately before termination, or relieve either party for a breach of this Agreement before termination.

8. Assignment. Neither the Manager nor the Company may assign its duties or obligations under this Agreement without the prior written consent of the other party.

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9. Representations, Warranties and Covenants of Manager. The Manager hereby represents and warrants to the Company as follows:

9.1. Due Formation. The Manager is duly organized, validly existing, and in good standing under the laws of Delaware, has the power to own its assets and to transact the business in which it is now engaged and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Manager and its subsidiaries, taken as a whole. The Manager does not do business under any fictitious business name.

9.2. Power and Authority. The Manager has the power and authority to execute, deliver and perform this Agreement and all obligations required under this Agreement and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required under this Agreement. Except as shall have been obtained, no consent of any other person including, without limitation, stockholders and creditors of the Manager, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Manager in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required under this Agreement. This Agreement has been and each instrument or document required under this Agreement will be executed and delivered by a duly authorized officer of the Manager, and this Agreement constitutes, and each instrument or document required under this Agreement when executed and delivered under this Agreement will constitute, the legally valid and binding obligation of the Manager enforceable against the Manager in accordance with its terms.

9.3. Execution, Delivery and Performance. The execution, delivery and performance of this Agreement and the documents or instruments required under this Agreement will not violate any provision of any existing law or regulation binding on the Manager, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Manager, or the governing instruments of, or any securities issued by, the Manager or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Manager is a party or by which the Manager or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Manager and its subsidiaries, taken as a whole, and will not result in, or  require, the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage indenture, lease, contract or other agreement, instrument or undertaking.

9.4. No Limitations. The personnel of the Manager providing services to the Company on the Manager’s behalf pursuant to this Agreement will be free of legal and contractual impediments to their provision of services pursuant to the terms of this Agreement.

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10. Miscellaneous.

10.1. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by electronic mail with written acknowledgment of receipt, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Company	Money With Meaning Fund, LLC 300 S Orange Ave, Suite 1000 Orlando, Florida 32801
Manager	Cloud Capital Management, LLC 300 S Orange Ave, Suite 1000 Orlando, Florida 32801

10.2. Binding Nature of Agreement: Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns as provided in this Agreement.

10.3. Entire Agreement. This Agreement contains the entire agreement and understanding between the Manager and the Company with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever.

10.4. Governing Law. This Agreement shall be governed by the internal laws of California without giving effect to the principles of conflicts of laws. Each party hereby (i) consents to the personal jurisdiction of the California courts or the Federal courts located in or most geographically convenient to San Diego, California, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such party, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by California law, and (v) if such party is not otherwise subject to service of process in California, agrees to appoint and maintain an agent in California to accept service, and to notify the other party of the name and address of such agent.

10.5. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

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10.6. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of any party hereto, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Except as otherwise provided in this Agreement, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. No waiver of any provision hereunder shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

10.7. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

10.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

10.9. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided that each party can obtain substantially all of the benefits anticipated by this Agreement.

10.10. Gender. Words used herein regardless of the number and gender specifically used shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

10.11. Attorneys’ Fees. Should any action or other proceeding be necessary to enforce any of the provisions of this Agreement or the various transactions contemplated hereby, the prevailing party will be entitled to recover its actual reasonable attorneys’ fees and expenses from the non-prevailing party.

10.12. Amendments. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. The consent or approval of the Company’s stockholders shall not be required in connection with any amendment, modification or waiver.

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10.13. Force Majeure. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MONEY WITH MEANING FUND, LLC

By:	Cloud Capital Management, LLC
As Manager

By
Terrence Osterman, Managing Member

CLOUD CAPITAL MANAGEMENT, LLC

By
Terrence Osterman, Managing Member

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